UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

MEASUREMENT SPECIALTIES, INC.

(Exact Name of Registrant as Specified in Charter)

NEW JERSEY	1-11906	22-2378738
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1000 LUCAS WAY HAMPTON, VIRGINIA	23666
(Address of Principal Executive Offices)	(Zip Code)

KAREN BLAND	(757)766-4499

(Name and telephone number, including area code, of the person to contact in connection with this report).

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Measurement Specialties, Inc. (“MEAS,” the “Company,” “we,” “us,” “our”) has determined that certain products we manufactured or contracted to manufacture during calendar year 2013 (“Subject Parts”)1 contained tin, tungsten, tantalum or gold (“conflict minerals”) necessary to the functionality or production of those products. As a result, MEAS conducted a reasonable country of origin (RCOI) inquiry designed to determine whether any of these conflict minerals originated in the Democratic Republic of the Congo or any adjoining country (“Covered Country”) or from recycled or scrap sources. The Company’s RCOI comprised the following steps:

1.	Engineering analysis of the bill of materials for all Subject Parts to identify components/materials that contain (or were suspected to contain) conflict minerals.
2.	Identification of the suppliers of such components/materials.
3.	Issuance of surveys to the suppliers to verify whether their products contain conflict minerals, and if so, the country of origin of the conflict minerals and whether the conflict minerals were from recycled or scrap sources.
4.	Communication of MEAS’ Conflict Minerals Policy, and training of certain suppliers, particularly those not subject to the SEC conflict minerals reporting requirements.
5.	Analysis and evaluation of supplier responses.

Pursuant to RCOI procedures, the Company issued 1071 surveys to suppliers globally, accounting for more than 90% of the Company’s total procurement spend in calendar year 2013. We received 395 supplier responses (42%) that were validated as complete and compliant with our conflict minerals reporting guidelines. Of these completed responses, 351 (88%) were “Major Suppliers” – those suppliers accounting for most of the Company’s purchases in CY13 of components/materials that contained 3TG.

Upon completion of our RCOI, we determined that certain Subject Parts did not contain conflict minerals or did not incorporate conflict minerals that originated from a Covered Country. For the remaining Subject Parts, MEAS was unable to determine the originating source of the conflict minerals; and therefore, we conducted due diligence as detailed in the Conflict Minerals Report attached to this special disclosure at Exhibit 1.02. A copy of our Conflict Minerals Report is publicly available on our website under “Investor Relations” at http://www.meas-spec.com/conflict-minerals-disclosure.aspx.

Item 1.02 Exhibit

A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available on our website http://www.meas-spec.com/conflict-minerals-disclosure.aspx

Section 2 - Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

1 “Subject parts” do not include products manufactured or contracted to be manufactured by the following companies acquired by MEAS in 2013: Spectrum Sensors and Controls, Inc. (acquired April 17, 2013) and Sensotherm Temeraturesensorik GmBH and Secon Kft (acquired August 30, 2013). As applicable, these newly acquired companies will be included in our specialized disclosure for calendar year 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MEASUREMENT SPECIALTIES, INC.

By:	/s/Mark Thomson
Mark Thomson
Chief Financial Officer

Dated: June 2, 2014